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                                                                  EXHIBIT 24

                  IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                             IN AND FOR NEW CASTLE COUNTY


CHARLES MILLER,                               )      C.A. NO. 16993NC
                                              )
                    Plaintiff,                )      COMPLAINT
                                              )
           - against -                        )
                                              )
VLSI TECHNOLOGY, INC., RICHARD                )
M. BEYER, PIERRE S. BONELLI, ROBERT           )
P. DILWORTH, WILLIAM G. HOWARD,               )
JR., PAUL R. LOW, ALFRED J. STEIN             )
and HORACE H. TSIANG,                         )
                                              )
                    Defendants.               )
-----------------------------------------------

          Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief as to all other allegations herein, as follows:

                                 THE PARTIES

          1. Plaintiff is and has been at all relevant times the owner of shares of the common stock of VLSI Technology, Inc. ("VLSI" or the "Company).

          2. VLSI is a corporation organized and existing under the laws of the State of Delaware. VLSI designs and manufactures custom and semi-custom integrated circuits for the wireless communications industry. As of March 18, 1998, VLSI had issued and outstanding 45,657,014 shares of common stock.

          3. Defendant Richard M. Beyer is and was at all relevant times the President, Chief Operating Officer and a director of VLSI. In the 1997 fiscal year, Beyer received $608,089 in cash compensation.

          4. Defendant Alfred J. Stein is and was at all relevant times Chairman and Chief Executive Officer of VLSI. In the 1997


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fiscal year Stein received $1,393,563 in cash compensation.

          5. Defendants Pierre S. Bonelli, Robert P. Dilworth, William G. Howard, Jr., Paul R. Low and Horace H. Tsiang are and were at all relevant times directors of VLSI.

          6. The Individual Defendants owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).


                            CLASS ACTION ALLEGATIONS

          7. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them) and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

          8. This action is properly maintainable as a class action for the following reasons:

                 (a) The Class is so numerous that joinder of all members is impracticable. There are over hundreds of record owners of VLSI common stock and many more beneficial owners who are members of the Class.

                 (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, INTER ALIA, the following;

                 (c) Whether defendants have engaged and are continuing to engage in a plan and scheme to entrench themselves at


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the expense of the members of the Class;

                 (d) Whether the Individual Defendants, as officers and directors of the VLSI, have fulfilled and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor; and

                 (e) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from committing the wrongs complained of herein.

          9. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions.

          10. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

          11. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

          12. On or about February 26, 1999, Royal Philips Electronics, N.V. ("Philips") announced in a press release that it had offered to purchase all of VLSI's outstanding common stock at a price of $17 per share (the "Offer"). The total value of the Offer is $776.9 million.


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          13.    The price offered by Philips represents an approximate 60%;
premium over the closing price for VLSI stock on the prior trading day.

          14. The market responded favorably to the Offer, with the price of VLSI common stock rising from $10.75 per share to close at $15.50 per share.

          15. According to an article in The WALL STREET JOURNAL on March 3, 1999 ("WSJ article") Philips and VLSI have been engaged in discussions about a possible transaction since September, 1998. However, defendant Stein has repeatedly rebuffed Philips. Nonetheless, fellow board member, defendant Low reportedly said to BLOOMBERG "There are good arguments for pursuing this kind of transaction."

          16. The Individual Defendants have refused to negotiate with Philips in order to protect their own substantial salaries, and perquisites and to entrench themselves in their positions of authority and control with the Company. Instead of fulfilling their fiduciary duties to the public shareholders of VLSI by immediately beginning negotiations with Philips to maximize shareholder value, defendants have adopted a course of delay in order to thwart Philips and protect their own interests. VLSI had a regular Board meeting scheduled for March 3, 1999; instead of responding to the Offer, VLSI announced that it would respond by March 23.

          17. On March 4, 1999, Philips announced that it would commence a tender offer for all VLSI shares on March 5, 1999 at $17 per share.


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          18.    Defendants' refusal to negotiate with Philips has deprived and will continue to deprive the Company's public shareholders of the very substantial premium which Philips is prepared to pay or an enhanced premium which further negotiations might secure.

          19. Moreover, defendants have refused to take steps necessary to ensure that the Company's shareholders will receive maximum value for their shares of VLSI stock. Defendants have refused to seriously consider the Offer, nor have defendants announced their intention to conduct an active auction or to establish an open bidding process in order to maximize shareholder value in selling the Company.

          20. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and prerequisites, all at the expense and to the detriment of the public shareholders of VLSI.

          21. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of the Company, have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the shareholders of VLSI and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public shareholders for their own personal benefit.

          22. By reason of the foregoing acts, practices, and courses of conduct by defendants, plaintiff and the other members


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of the Class have been and will be damaged because they will be denied the opportunity to benefit from a value maximizing transaction and will be prevented from obtaining fair consideration for their shares of VLSI's common stock.

          23. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will entrench themselves in office, to the irreparable harm of plaintiff and the Class.

          24. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

          A. Declaring this to be a proper class action and naming plaintiff as Class representative;

          B. Granting preliminary and permanent injunctive relief against any action(s) which would entrench defendants;

          C. Ordering that defendants explore all strategic alternatives to maximize shareholder value;

          D. Ordering defendants, jointly and severally, to account to plaintiff and to all other members of the Class for all damages suffered and to be suffered by them as the result of the wrongs complained of herein;

          E. Awarding plaintiff the costs and disbursements of this action including allowances for plaintiff's reasonable attorneys and experts fees; and


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          F.     Granting such other and further relief as may be just and
proper.

                                   ROSENTHAL, MONHAIT,GROSS &
                                     GODDESS, P.A.



                                   By:      /s/ J.A. Rosenthal
                                      ----------------------------------
                                      Suite 1401, Mellon Bank Center
                                      P.O. Box 1070
                                      Wilmington, DE 19899-1070
                                      (302) 656-4433
                                      Attorneys for Plaintiff
OF COUNSEL:

GOODKIND LABATON RUDOFF &
  SUCHAROW LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700



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